BB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

08028919

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NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8- 67540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2007** (MM/DD/YY) AND ENDING **DECEMBER 31, 2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRIPOINT GLOBAL EQUITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET
NEW YORK, NY 10004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender — **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Santos Postal and Company, P.C.
(Name - if individual, state last, first, middle name)

11 N. Washington St. Suite 600	**Rockville,**	**MD**	**20850**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/20

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Tripoint Global Equities, LLC.** as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

Financial & Operations Principal
Title

Notary Public

KAREN M. MITCHELL
No. 01MI6138824
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Dec. 27, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPOINT GLOBAL EQUITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2007

TABLE OF CONTENTS

Santos, Postal & Company P.C.
Certified Public Accountants

11 North Washington Street
Suite 600
Rockville, MD 20850
(240) 499-2040
Fax (240) 499-2079
www.spccpas.com

INDEPENDENT AUDITOR'S REPORT

To the Managers of
Tripoint Global Equities, LLC

We have audited the accompanying balance sheet of Tripoint Global Equities, LLC as of December 31, 2007, and the related statements of member's equity, income and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted accounting principles. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tripoint Global Equities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplementary information is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santos, Postal & Company, P.C.

February 21, 2008

TRIPOINT GLOBAL EQUITIES, LLC
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Cash	$	21,726
Investments		19,040
Prepaid expenses		3,460
Furniture and equipment (net of accumulated depreciation of $1,748)		17,601
Total assets	$	61,827

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	9,070
Total liabilities		9,070
MEMBER'S EQUITY		52,757
Total liabilities and member's equity	$	61,827

The accompanying notes are an integral part of these financial statements.

TRIPOINT GLOBAL EQUITIES, LLC
STATEMENT OF MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

MEMBER'S EQUITY, BEGINNING OF YEAR	$	5,000
Contributions		39,005
Distributions		(30,000)
Net income		38,752
MEMBER'S EQUITY, END OF YEAR	$	52,757

The accompanying notes are an integral part of these financial statements.

TRIPOINT GLOBAL EQUITIES
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE		
Private placement fees	$	248,115
FINRA rebate		35,000
Unrealized loss on investments		(5,950)
Interest income		118
Total income		277,283
OPERATING EXPENSES		
Commissions		170,443
Consulting and professional fees		21,125
Regulatory expenses		10,375
Other expenses		34,138
Office rent		2,450
Total operating expenses		238,531
NET INCOME	$	38,752

The accompanying notes are an integral part of these financial statements.

TRIPOINT GLOBAL EQUITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	38,752
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,748
Unrealized loss on marketable securities		5,950
Marketable securities received in consideration for private placement services		(24,990)
Net change in:		
Prepaid expenses		(3,460)
Accounts payable		9,070
NET CASH PROVIDED BY OPERATING ACTIVITIES		27,070
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment		(19,349)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's contributions		39,005
Distributions		(30,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		9,005
NET INCREASE IN CASH		16,726
CASH, BEGINNING OF YEAR		5,000
CASH, END OF YEAR	$	21,726

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND OPERATIONS

Tripoint Global Equities, LLC (the "Company"), a Maryland limited liability company organized in November 2006, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company conducts business by providing corporate finance consulting that may from time to time include consultation regarding mergers and/or acquisitions. The Company received its FINRA approval for membership on May 21, 2007. The Company's sole Member is TPF Holdings, LLC. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. During 2007, substantially all revenue was from two customers.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

Investments consist of warrants to purchase the common stock of a publically traded company. The warrants are valued based on the market value of the underlying common stock and transactions are recorded on the trade date. Changes in market value are recognized in the Company's results of operations.

FURNITURE AND EQUIPMENT

Furniture and equipment is stated at cost and is being depreciated using the straight-line method over estimated useful lives of three to five years.

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The net income or loss of a limited liability company is passed through to its partners and reported on each partners income tax return. Accordingly, the accompanying financial statements do not reflect a provision for income taxes.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions and generally limits the amount of credit exposure to the amount in excess of the FDIC insurance coverage limit of $100,000. From time to time throughout the year, the Company's cash balances may exceed the amount of the FDIC insurance coverage. Management does not anticipate nonperformance by these institutions.

NOTE 2: NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $12,656, which was $7,656 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.72 to 1.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with its sole Member, for which it is charged monthly. For the year ended December 31, 2007, the total of these expenses amounted to $2,450.

TRIPOINT GLOBAL EQUITIES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

TOTAL STOCKHOLDERS' EQUITY	$ 52,757
Deductions:	
Property and equipment, net of depreciation	17,601
Prepaid expenses	3,460
Total deductions	21,061
Net capital before haircuts on securities positions	31,696
Haircuts on Securities [computed pursuant to Rule 15c3-1 (c)(2)(vi)(E)(6) & Rule 15c3-1 (c)(2)(vi)(A)&(J)]	(19,040)
Net capital	$ 12,656
AGGREGATE INDEBTEDNESS	
Total liabilities included on balance sheet	$ 9,070

TRIPOINT GLOBAL EQUITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM CAPITAL REQUIRED [under subparagraph (a)(2) or Rule 15c3-1]	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	$	7,656
EXCESS OF NET CAPITAL AT 1500%	$	114,890
EXCESS OF NET CAPITAL AT 1000%	$	76,656
Ratio: Aggregate Indebtedness to Net Capital		0.72 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of FORM X-17A-5 as of December 31, 2007)

Net capital, as reported in company's part II (unaudited) FOCUS report	$	12,656
Audit adjustments:		-
NET CAPITAL	$	12,656

TRIPOINT GLOBAL EQUITIES, LLC
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

The Company does not receive or otherwise hold funds or securities for, or owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemption allowed in Section (k)(2)(i).

Required deposit	None

Santos, Postal & Company P.C.
Certified Public Accountants

11 North Washington Street
Suite 600
Rockville, MD 20850
(240) 499-2040
Fax (240) 499-2079
www.spccpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Managers
Tripoint Global Equities, LLC
400 Professional Drive
Suite 310
Gaithersburg, MD 20879

In planning and performing our audit of the financial statements and supplemental schedules of Tripoint Global Equities, LLC (the Company) as of and for the year ended December 31, 2007 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of internal controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Santos, Postal & Company, P.C.

END

February 21, 2008